Exhibit 4.11

EATON INCENTIVE COMPENSATION DEFERRAL PLAN II

EFFECTIVE JANUARY 1, 2005

2008 RESTATEMENT

EATON INCENTIVE COMPENSATION DEFERRAL PLAN II

I. PURPOSE

The Incentive Compensation Deferral Plan II (the “Plan”) enables employees who contribute significantly to the success of Eaton Corporation (“Eaton” or the “Company”) to defer receipt of awards earned under incentive compensation plans and certain other compensation. The purpose of the Plan is to help attract and retain highly qualified individuals, to provide an incentive to those individuals to improve the profitability, competitiveness and growth of the Company, and to help align their interests with those of the shareholders.

II. ELIGIBILITY

All elected officers of the Company are eligible to participate in the Plan with respect to amounts earned under the Executive Strategic Incentive Plan or any other Eaton incentive plan made available for deferral hereunder by the Committee. Such other executives as determined by the Committee shall also be eligible to participate in the Plan with respect to any amounts earned under any Eaton incentive compensation plan made available for deferral hereunder by the Committee.

III. DEFINITIONS

The terms used herein shall have the following meanings:

Account—A bookkeeping account established by Eaton for a Participant to which may be credited Deferred Incentive Compensation and earnings or losses thereon.

Agreement—A written agreement between Eaton and a Participant deferring the receipt of Incentive Compensation and indicating the term of the deferral.

Beneficiary—The person or entity designated in writing by the Participant and delivered to the Committee. If that person or entity is not living or in existence at the time any unpaid balance of Deferred Incentive Compensation becomes due after the death of a Participant, the term “Beneficiary” shall mean the Participant’s estate or legal representative or any person, trust or organization designated in such Participant’s will.

Board—The Board of Directors of Eaton.

Change in Control—Shall be deemed to occur upon the occurrence of (i) a change in the ownership of Eaton, (ii) a change in effective control of Eaton, or (iii) a change in the ownership of a substantial portion of the assets of Eaton. For purposes of this definition, except as provided below, a change in the ownership of a Eaton occurs on the date that any one (1) person, or more than one (1) person acting as a group (as defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of Eaton that, together with stock held by such person or group, constitutes more than fifty (50) percent of the total fair market value or total voting power of the shares of Eaton. However, if any one (1) person, or more than one (1) person acting as a group, is considered to own more than fifty (50) percent of the total fair market value or total voting power of the shares of Eaton, the acquisition of additional shares by the same person or persons is not considered to cause a change in the ownership of Eaton (or to cause a change in the effective control of Eaton). An increase in the percentage of stock owned by any one (1) person, or persons acting as a group, as a result of a transaction in which the corporation acquires its stock in exchange for property will be treated as an acquisition of stock for purposes hereof. This shall apply only when there is a transfer of shares of Eaton (or issuance of shares of Eaton) and shares in Eaton remain outstanding after the transaction. A change in the effective control of Eaton occurs only on either of the following dates: (1) The date any one (1) person, or more than one (1) person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of shares of Eaton possessing thirty (30) percent or more of the total voting power of the shares of the corporation; or (2) the date a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election. A change in the ownership of a substantial portion of the assets of Eaton occurs on the date any one (1) person, or more than one (1) person acting as a group, acquires (or has acquired during the 12- month period ending on the date of the most recent acquisition by such person or persons) assets from the corporation that have a total gross fair market value equal to or more than forty (40) percent of the total gross fair market value of all of the assets of the corporation immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the corporation, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. Application of this definition shall be further subject to rules set forth in Treasury Regulation Section 1.409A-3(i) relating to persons acting as a group, transfers to related persons, and certain back-to-back arrangements.

Code—Internal Revenue Code of 1986, as it may be amended from time to time.

Committee—The Compensation and Organization Committee of the Board.

Common Share Retirement Compensation—Retirement Compensation which is converted into share units in accordance with Article VI.

Deferred Incentive Compensation—That portion of Incentive Compensation deferred pursuant to the Plan.

Eaton—Eaton Corporation, an Ohio corporation, and its corporate successors.

Eaton Common Shares—The common shares of Eaton.

Incentive Compensation—Any payment awarded to a Participant under any Incentive Compensation Plan.

Incentive Compensation Plan—Any incentive compensation plan approved by either the Board or its Compensation and Organization Committee.

Interest Rate Retirement Compensation—Retirement Compensation which is credited with Treasury Note Based Interest in accordance with Article VI.

Participant—An employee of Eaton who elects to defer receiving benefits under an Incentive Compensation Plan designated by the Committee as eligible for deferral hereunder.

Periodic Installments—Annual payments, over a period not to exceed fifteen (15) years, as elected by the Participant in accordance with the terms of the Plan, which are substantially equal in amount, or, in the case of Common Share Retirement Compensation, substantially equal in the number of share units being valued and paid or the number of Eaton Common Shares being distributed, except that earnings attributable to periods following Retirement or Termination of Employment shall be included with each payment. Periodic Installments are paid on or about March 15 of each year, except as otherwise provided herein.

Plan—This Incentive Compensation Deferral Plan II pursuant to which Incentive Compensation may be deferred for later payment.

Retirement—The Termination of Employment of a Participant who is age fifty (50) or older and has at least ten (10) years of service with Eaton. For this purpose, service shall be measured in the same manner as Service under the Pension Plan for Eaton Corporation Employees.

Retirement Compensation—That portion of Incentive Compensation deferred for payment at Retirement or in Periodic Installments commencing at Retirement.

Short-Term Compensation—That portion of Incentive Compensation deferred for payment in accordance with Article V.

Termination of Employment—The time when a Participant shall no longer be employed by Eaton whether by reason of Retirement, death, voluntary resignation (with or without good reason), divestiture or closing of a business unit, plant or facility, discharge (with or without cause), or such disability that, under the then current employment practices of Eaton, the employment of the Participant is terminated. Termination of Employment shall include “separation from service” within the meaning of Section 409A of the Code, meaning that a Participant whose level of bona fide services is permanently decreased to no more than twenty (20) percent of the average level of bona fide services performed over the preceding 36-month period shall incur a separation from service for purposes of the Plan. Notwithstanding the foregoing, upon a sale or other disposition of assets of Eaton or any of its subsidiaries to an unrelated purchaser, Eaton reserves the right, to the extent permitted by Section 409A of the Code, to determine whether Participants providing services to the purchaser after and in connection with the purchase transaction have experienced a separation from service.

Treasury Bill Interest Equivalent—A rate of interest equal to the quarterly average yield of 13-week U.S. Government Treasury Bills.

Treasury Note Based Interest—A rate of interest equal to the average yield of 10-year U.S. Government Treasury Notes plus 300 basis points.

IV. ELECTION TO DEFER

Section 4.01 Deferral Options

For each award period ending during or after 2005 (an “Award Period”) with respect to any plan eligible for the deferral of Incentive Compensation hereunder, the Participant may elect to defer the receipt of all or part of his or her Incentive Compensation as Short-Term Compensation or Retirement Compensation. Once a Participant has made an effective election, he or she may not thereafter change that election or change any allocation between Short-Term Compensation or Retirement Compensation.

Section 4.02 Amount Deferred

Not less than ten (10) percent of Incentive Compensation awarded for any Award Period may be deferred under the Plan. If a Participant elects to allocate a portion of Incentive Compensation to both Short-Term Compensation and Retirement Compensation, the amount allocated to each shall be not less than ten (10) percent of the Incentive Compensation awarded for any Award Period.

Section 4.03 Election Deadline

To be in effect for an Award Period, a Participant’s election must be completed, signed and filed with the Committee on or before December 31 of the taxable year immediately preceding the taxable year in which the services are performed, except that in the case of any performance-based compensation within the meaning of Treasury Regulation Section 1.409A-1(e) based on services performed over a period of at least 12 months, such election must be made no later than six (6) months before the end of the Award Period and otherwise in accordance with rules and procedures established by the Committee. Moreover, in the case of the first year in which a Participant becomes eligible to participate in the Plan, such election may be made with respect to services performed subsequent to the election within thirty (30) days after the date the Participant becomes eligible to participate in the Plan. In the event that an election is made hereunder in the Participant’s first year of eligibility with respect to compensation that is earned based on a specific performance period and after the beginning of that performance period (but subject to the first sentence of this Section 4.03), the election shall apply only to the compensation paid for services performed after the election. An election will be deemed to apply to compensation paid for services performed after the election if the election applies to no more than an amount equal to the total amount of the compensation for the performance period multiplied by the ratio of the number of days remaining in the performance period after the election over the total number of dates in the performance period.

V. SHORT-TERM COMPENSATION

Section 5.01 Amount

If elected by a Participant, payment of the amount of Incentive Compensation allocated to Short-Term Compensation will be deferred. Short-Term Compensation shall be credited to the Participant on the date such amount would have been distributed to him or her if there had been no valid deferral election by establishing an Account in the Participant’s name. Treasury Bill Interest Equivalents shall be credited quarterly to the Participant’s Short-Term Compensation Account until such compensation is paid to the Participant.

Section 5.02 Election and Payment

Short-Term Compensation, together with credited Treasury Bill Interest Equivalents, shall be paid to the Participant in a lump sum or in not more than five (5) annual installments, as elected by the Participant. At the time a Participant elects to defer receipt of Incentive Compensation as Short-Term Compensation pursuant to Section 4.01, the Participant shall also elect with respect to the deferral for such Award Period the time at which payment of such amount shall be made or begin and which of the methods of payment described in this Section 5.02 shall be used, provided that such payment may not be made prior to March 15 of the second year following the Award Period for which the Short-Term Compensation was credited to the Participant. Upon the death of a Participant who has a Short-Term Compensation Account, the entire amount of his or her Short-Term Compensation then remaining shall be distributed to the Participant’s Beneficiary in a lump sum within ninety (90) days following the death.

VI. RETIREMENT COMPENSATION

Section 6.01 Duration

If elected by a Participant, payment of the amount of Incentive Compensation allocated to Retirement Compensation will be deferred to Retirement, but subject to the limitations of Section 9.02. Retirement Compensation shall be credited to the Participant on the date such amount would have been distributed to him or her if there had been no valid deferral election by establishing an Account in the Participant’s name. At the time a Participant elects to defer receipt of Incentive Compensation as Retirement Compensation pursuant to Section 4.01, the Participant shall also elect with respect to the deferral for such Award Period, whether such amount is to be distributed in a lump sum or in the form of Periodic Installments over a period of five (5), ten (10), or fifteen (15) years, subject, however, to the provisions of Section 6.07. Following a Participant’s Retirement, payment to the Participant shall be made or commence on or about March 15 of the year following the date of such Retirement, subject to the provisions of Sections 6.07 and 9.02.

Section 6.02 Common Share Retirement Compensation

Between fifty (50) percent and one hundred (100) percent, as elected by the Participant, of the amount allocated to Retirement Compensation shall be credited to Common Share Retirement Compensation, and the balance shall be credited to Interest Rate Retirement Compensation.

Common Share Retirement Compensation shall be converted into a number of share units based upon the average of the mean prices for Eaton Common Shares for the twenty (20) trading days of the New York Stock Exchange during which Eaton Common Shares were traded immediately following the end of the incentive period in which the Incentive Compensation to be deferred was earned. Until the Participant’s Common Share Retirement Compensation is paid, on each Eaton Common Share dividend payment date, dividend equivalents equal to the actual Eaton Common Share dividends paid shall be credited to the share units in the Participant’s Account, and shall in turn be converted into share units utilizing the mean Eaton Common Share price on the dividend payment date.

Upon payment of Common Share Retirement Compensation, the share units standing to the Participant’s credit shall be converted to the same number of Eaton Common Shares for distribution to the Participant in the form of Eaton Common Shares.

Section 6.03 Interest Rate Retirement Compensation

Retirement Compensation not credited to Common Share Retirement Compensation shall be credited to Interest Rate Retirement Compensation. Interest Rate Retirement Compensation shall be credited to the Interest Rate Retirement Compensation Account, which shall earn Treasury Note Based Interest, compounded quarterly, until paid.

Section 6.04 Periodic Installments Following Death

Upon the death of a Participant who has commenced receiving Periodic Installments, the entire remaining amount of his or her Retirement Compensation shall be distributed to the Participant’s Beneficiary. Such distribution shall be made in a lump sum within ninety (90) days following the death.

Section 6.05 Termination of Employment

The Retirement Compensation Account of a Participant who has a Termination of Employment for reasons other than Retirement shall be distributed in a lump sum. The lump sum payment shall be made within sixty (60) days following such Termination of Employment, subject to the provisions of Section 9.02.

Section 6.06 Limited Redeferral

A Participant who has made an effective election under Section 6.01 with respect to deferral of Retirement Compensation for payment in a lump sum following Retirement may make a subsequent election to delay payment or commencement of payment of such amount for a period of five (5) years from the date such payment would otherwise have been made, which election may include a change in the form of payment in accordance with the following provisions, subject to such administrative rules and procedures as may be established by the Committee:

(a)	the subsequent election shall not take effect until 12 months after the date on which it is made; and

(b)	payment in the form of Periodic Installments over a period of five (5) years may be elected.

Any such subsequent election shall become irrevocable on the later of the date when made or the date which is 12 months before the date the Participant could first be eligible for Retirement. Notwithstanding the foregoing provisions of this Section 6.06, no such subsequent election shall be given effect unless the Participant has a Termination of Employment by reason of Retirement.

VII. AMENDMENT AND TERMINATION

Section 7.01 Right to Amend or Terminate

Eaton fully expects to continue the Plan but it reserves the right, except as otherwise provided herein, at any time by action of the Committee, to modify, amend or terminate the Plan for any reason, including adverse changes in the federal tax laws. Notwithstanding the foregoing and subject to the provisions of Section 9.01, upon the occurrence of a Change in Control, no amendment, modification or termination of the Plan shall, without the consent of the Participant, alter or impair any rights or obligations under the Plan with respect to such Participant.

Section 7.02 American Jobs Creation Act of 2004

The Plan is intended to provide for the deferral of compensation in accordance with the provisions of Section 409A of the Code and Treasury Regulations and published guidance issued pursuant thereto. Accordingly, the Plan shall be construed in a manner consistent with those provisions and may at any time be amended in the manner and to the extent determined necessary or desirable by Eaton to reflect or otherwise facilitate compliance with such provisions with respect to amounts deferred on and after January 1, 2005, including as contemplated by Section 885 (f) of the American Jobs Creation Act of 2004. Moreover, after January 1, 2007, and on or before December 31, 2007, and to the extent permitted by the Committee in accordance with terms set forth on an election form provided by Eaton, a Participant may make a change in a payment election as described in IRS Notice 2006-79, provided that with respect to an election to change a time and form of payment made after January 1, 2007 and on or before December 31, 2007, the election may apply only to amounts that would not otherwise be payable in 2007 and may not cause an amount to be paid in 2007 that would not otherwise be payable in 2007.

VIII. ADMINISTRATION

The Plan shall be administered by the Committee. The Committee shall interpret the provisions of the Plan where necessary and may adopt procedures for the administration of the Plan which are consistent with the provisions of the Plan and any rules adopted by the Committee.

Each Participant or Beneficiary must claim any benefit to which such Beneficiary may be entitled under the Plan by a written notification to the Committee. If a claim is denied, it must be denied within a reasonable period of time in a written notice stating the specific reasons for the denial. The claimant may have a review of the denial by the Committee by filing a written notice with the Committee within sixty (60) days after the notice of the denial of his or her claim. The written decision by the Committee with respect to the review must be given within one hundred twenty (120) days after receipt of the written request.

The determinations of the Committee shall be final and conclusive.

IX. PAYMENTS

Section 9.01 Termination upon Change in Control. The Board shall have the authority, in its sole discretion, to terminate the Plan and pay each Participant’s entire benefit to the Participant or, if applicable, his Beneficiary, pursuant to an irrevocable action taken by the Board within the thirty (30) days preceding or the 12 months following a Change in Control, provided that this Section 9.01 will only apply to a payment under the Plan if all agreements, methods, programs, and other arrangements sponsored by the service recipient immediately after the time of the change in control event with respect to which deferrals of compensation are treated as having been deferred under a single plan within the meaning of Treasury Regulation Section 1.409A-1(c)(2) are terminated and liquidated with respect to each Participant that experienced the change in control event, so that under the terms of the termination and liquidation all such Participants are required to receive all amounts of compensation deferred under the terminated agreements, methods, programs, and other arrangements within 12 months of the date the service recipient irrevocably takes all necessary action to terminate and liquidate the agreements, methods, programs and other arrangements. Solely for purposes of this Section 9.01, where the change in control event results from an asset purchase transaction, the applicable service recipient with the discretion to liquidate and terminate the agreements, methods, programs, and other arrangements is the service recipient that is primarily liable immediately after the transaction for the payment of the deferred compensation.

Section 9.02 Time of Payment

Notwithstanding any provision of the Plan to the contrary, compensation deferred under the Plan shall not be distributed earlier than

(a)	separation from service as determined by the Secretary of the Treasury (except as provided below with respect to a “specified employee” of Eaton);

(b)	the date the Participant becomes disabled (within the meaning of Section 409A(a)(2)(C) of the Code);

(c)	death of the Participant;

(d)	a specified time (or pursuant to a fixed schedule) specified under the Plan at the date of the deferral of such compensation;

(e)	to the extent provided by the Secretary of the Treasury, a change in the ownership or effective control of Eaton, or in the ownership of a substantial portion of the assets of Eaton;

(f)	the occurrence of an unforeseeable emergency as defined in Section 409A(a)(2)(B)(ii) of the Code; or

(g)	termination of the Plan as described in Section 7.01 or 9.01.

In the case of any Participant who is determined by the Company to be a “specified employee” within the meaning of Section 409A of the Code and applicable Treasury regulations, distributions shall not in any event be made or begin until the first business day of the month which is six (6) months after the date of his separation from service (or, if earlier, the date of death of the Participant) (the “permitted payment date”). In the event any payment to a specified employee is delayed by reason of this provision, such payment (including interest or earnings otherwise credited through the permitted payment date) shall be made on such permitted payment date.

X. MISCELLANEOUS

Section 10.01 Adjustments

In the event of a reorganization, merger, consolidation, reclassification, recapitalization, combination or exchange of shares, stock split, stock dividend, rights offering or similar event affecting shares of the Company, the Committee shall equitably adjust the limitation on the number and class of share units which may be allocated to Participants as Common Share Retirement Compensation, and the number of share units previously allocated to their Accounts.

Section 10.02 Designation of Beneficiaries

Each Participant shall have the right, by written instruction to the Committee, on a form supplied by the Committee, to designate one (1) or more primary and contingent Beneficiaries (and the proportion to be paid to each, if more than one is designated) to receive his or her Account balance upon his or her death. Any such designation shall be revocable by the Participant.

Section 10.03 Committee Actions

All actions of the Committee hereunder may be taken with or without a meeting. If taken without a meeting, the action shall be in writing and signed by a majority of the members of the Committee and if taken with a meeting, a majority of the Committee shall constitute a quorum for any such action. The determination by the Committee as to the withholding of taxes shall be binding upon the Participants and their Beneficiaries.

Section 10.04 Assignment

No benefit under the Plan shall be subject to anticipation, alienation, sale, transfer or encumbrance, and any attempt to do so shall be void. No benefit hereunder shall in any manner be liable for the debts, contracts, or liabilities of the person entitled to such benefits. During a Participant’s lifetime, rights hereunder are exercisable only by the Participant or that person’s guardian or legal representative. Notwithstanding the foregoing, nothing in this Section shall prohibit the transfer of any benefit by will or by the laws of descent and distribution or (if permitted by applicable regulations under Section 16(b) of the Securities Exchange Act of 1934) pursuant to a qualified domestic relations order, as defined under the Code and the Employee Retirement Income Security Act of 1974, as amended.

Section 10.05 No Funding Required

The obligations of Eaton to make payments shall be a liability of Eaton to the Participant. Eaton shall not be required to maintain any separate fund or reserve, or purchase or acquire life insurance on a Participant’s life, or otherwise segregate assets to assure that any particular asset of Eaton is available to make such payments by reason of Eaton’s obligations hereunder. Nothing contained in the Plan shall be construed as creating a trust or other fiduciary relationship between Eaton and a Participant or any other person.

Section 10.06 Certain Adjustments to Accounts

In the event that it shall be determined in accordance with any policy, program or standard adopted by Eaton that any Incentive Compensation payable to a Participant which has been deferred under the terms of the Plan is to be restored to Eaton, the Account of such Participant shall be appropriately adjusted to eliminate such deferral, and no substitution shall be provided.

Section 10.07 No Employment Contract

The Plan shall not be deemed to constitute a contract of employment between Eaton and a Participant. Neither shall the execution of the Plan nor any action taken by Eaton or the Committee pursuant to the Plan confer on a Participant any legal right to be continued in any other capacity with Eaton whatsoever.

Section 10.08 Governing Law

The Plan shall be construed and governed in accordance with the law of the State of Ohio to the extent not covered by Federal law.

Section 10.09 Effective Date

The Plan was adopted by the Board on December 8, 2004, effective January 1, 2005, and is amended and restated effective January 1, 2008, as set forth herein.

APPROVAL AND ADOPTION

The Eaton Corporation Deferred Incentive Compensation Plan II, as amended and restated in the form attached hereto, is hereby approved and adopted.

Date: October 27, 2007
Name

Title

Name

Title

EXECUTION COPY

FIRST AMENDMENT

TO

EATON INCENTIVE COMPENSATION DEFERRAL PLAN II

(January 1, 2008 Restatement)

WHEREAS, the Company maintains in effect the Eaton Incentive Compensation Deferral Plan II under a January 1, 2008 Restatement, as amended (the “Plan”); and

WHEREAS, the Company reserves the right to amend the Plan; and

WHEREAS, the Company wishes to amend the Plan in order to reflect the corporate restructuring of Eaton Corporation pursuant to which common shares of Eaton Corporation will be converted into ordinary shares of Eaton Corporation plc.

NOW THEREFORE, the Plan is amended, effective as of the Merger Effective Time described in the Transaction Agreement dated May 21, 2012, as amended by Amendment No. 1 to the Transaction Agreement, dated June 22, 2012, and Amendment No. 2 to the Transaction Agreement, dated October 19, 2012, between Cooper Industries plc, Eaton Corporation, Abeiron Limited, Comdell Limited, Turlock B.V., and Turlock Corporation, to provide as follows:

1. Article II is hereby amended by replacing “Company” with “Eaton Corporation plc” in the one place that “Company” appears.

2. The definition of “Board” is hereby amended in its entirety to read as follows:

Board – The Board of Directors of Eaton Corporation plc.

3. The definition of “Change in Control” is hereby amended by (x) replacing “stock” with “shares” in each place “stock” appears and (y) replacing “Eaton” with “Eaton Corporation plc” in each place “Eaton” appears.

4. The definition of “Eaton Common Shares” in Article III of the Plan is hereby amended in its entirety to read as follows:

Eaton Common Shares – Ordinary shares, nominal value of $0.01 per share in Eaton Corporation plc.

5. Section 10.01 of the Plan is hereby amended by (x) replacing “stock” with “shares” in the two places “stock” appears and (y) replacing “Company” with “Eaton Corporation plc” in the one place “Company” appears.

6. Article X of the Plan is hereby amended by the addition of a new Section 10.10 to read as follows:

Section 10.10. Notwithstanding any other provision of this Plan, (a) Eaton Corporation plc shall not be obliged to issue any shares pursuant to an award unless at least the par value or nominal value of such newly issued share has been fully paid in advance in accordance with applicable law (which requirement may mean the holder of an award is obliged to make such payment) and (b) Eaton Corporation plc shall not be obliged to issue or deliver any shares in satisfaction of awards until all legal and regulatory requirements associated with such issue or delivery have been complied with to the satisfaction of the Committee.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed through duly authorized persons on this 29th day of November, 2012.

EATON CORPORATION

By:	/s/ Thomas E. Moran

Title:	Senior Vice President and Secretary

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